[Alberto-Culver Company Letterhead]

October 10, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Peggy Kim, Esq.
Office of Consumer Products

Re:	New Sally Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 29, 2006

File No. 333-136259

New Aristotle Holdings, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed September 29, 2006

File No. 001-32970

Ladies and Gentlemen,

On October 5, 2006, New Sally Holdings, Inc. (“New Sally”) and New Aristotle Holdings, Inc. (“New Alberto-Culver” and together with New Sally, the “Companies”), each currently a wholly-owned subsidiary of Alberto-Culver Company, filed a letter in response (the “Response Letter”) to the comments contained in the Staff’s comment letter dated October 3, 2006 with respect to New Sally’s Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-136259 and New Alberto’s Amendment No. 2 to the Registration Statement on Form 10, File No. 001-32970. In addition, on the date hereof, New Sally has filed a request for the acceleration (the “Acceleration Request”) of the effective date of the Registration Statement on Form S-4.

In connection with the filing of the Response Letter and the Acceleration Request, the Companies advise the Staff as follows: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (708) 450-3262.

Very truly yours,

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	Senior Vice President, General Counsel and Secretary

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